

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2018

Michel Combes
Chief Executive Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

      **Re: Sprint Corporation**
        **Form 10-K for the Fiscal Year Ended March 31, 2018**
        **Filed May 24, 2018**
        **File No. 001-04721**

Dear Mr. Combes:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Telecommunications